

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2024

Kanishka Roy
Chief Executive Officer
Plum Acquisition Corp. I
2021 Fillmore St. #2089
San Francisco, California 94115

> **Re: Plum Acquisition Corp. I**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 5, 2024**
> **File No. 333-276411**

Dear Kanishka Roy:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 26, 2024 letter.

Amendment No. 2 to Form S-4 filed April 5, 2024

Risk Factors

Plum has identified material weaknesses in its internal control over financial reporting..., page 76

1. As previously requested in prior comment 1, revise to disclose that the material weakness resulted in ineffective disclosure controls and procedures and internal control over financial reporting.

Material U.S. Federal Income Tax Consequences..., page 160

2. We note the revisions made in response to prior comment 3. We also note that you continue to begin this discussion with a statement that the "Domestication generally should qualify as an F reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes." To the extent you continue to include this language, you must obtain a legal opinion supporting such a conclusion.

Otherwise, revise this disclosure to clearly state that it is uncertain whether the domestication will qualify as a tax-free reorganization. You may then discuss the potential consequences to shareholders and the company if the reorganization qualifies as tax-free and if it fails to qualify as tax-free.

<u>Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023, page 185</u>

3. We note your revised disclosures in adjustment "I" still states that this adjustment reflects the receipt of cash and other consideration. As previously requested, since the adjustment appears to only reflect the holders of Veea Series A-2 Preferred Stock receiving shares of New Plum Common Stock and not the receipt of cash, please revise to be consistent with the adjustment reflected. In this regard, we note that the receipt of cash is already reflected in the December 31, 2023 historical amounts.

<u>Veea' s Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 228</u>

4. We note your revised disclosure in response to prior comment 8. Please further revise to state the amount of debt outstanding as of December 31, 2023, when the various obligations are due and those that are in default, consistent with your disclosures on pages F-74 and F-89. Also, explain how you believe you have sufficient liquidity to fund operations for the next 12 months through cash on hand and the amounts available for borrowing under your working capital facility, considering you have approximately $6 million in cash but over $21 million in debt outstanding, $9 million of which is in default and the remaining amount is due June 30, 2024. Refer to Item 303(b)(1) of Regulation S-K.

<u>Annex K, page K-1</u>

5. We note your response to prior comment 16 and continue to evaluate your response.

Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John P. Duke